UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number:    001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIGAS PROPANE, INC. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

AMERIGAS PROPANE, INC.
SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013	3

Notes to Financial Statements	4 - 13

Schedule H, Line Item 4(i) — Schedule of Assets (Held at End of Year)	14

Exhibit 23

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
AmeriGas Propane, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the AmeriGas Propane, Inc. Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the AmeriGas Propane, Inc. Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 26, 2015

AMERIGAS PROPANE, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS:
Investments (Notes 3 and 5)	$392,282,534	$368,798,159
Receivables:
Participants' contributions receivable	739,532	759,501
Employer's contributions receivable	475,918	503,349
Notes receivable from participants	11,162,134	11,070,608
Total assets	404,660,118	381,131,617
LIABILITIES:
Accrued administrative expenses	108,856	111,891
Total liabilities	108,856	111,891
Net assets available for benefits at fair value	404,551,262	381,019,726
Adjustments from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(1,160,486)	(1,373,202)
Net assets available for benefits	$403,390,776	$379,646,524
See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2014	2013
Additions:
Participants’ contributions	$18,587,912	$18,453,728
Employer's contributions	11,881,686	12,071,183
Participants’ rollover contributions	1,250,341	1,116,908
Investment income:
Dividends and interest	6,835,360	7,377,988
Net appreciation in value of investments	28,038,058	55,845,039
Net transfers of participants’ balances	6,238,140	15,066
Interest on notes receivable from participants	446,285	415,691
Deductions:
Distributions to participants	(48,966,741)	(54,003,465)
Administrative fees	(566,789)	(538,875)
Net increase	23,744,252	40,753,263
Net assets available for benefits — beginning of year	379,646,524	338,893,261
Net assets available for benefits — end of year	$403,390,776	$379,646,524
See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following brief description of the AmeriGas Propane, Inc. Savings Plan (“the Plan”) provides general information on the provisions of the Plan in effect on December 31, 2014 and during the periods covered by the financial statements. More complete information is included in the Plan document.
General. The Plan is a defined contribution plan covering employees of AmeriGas Propane, Inc. (“the Company” or "the Employer"), a Pennsylvania corporation. Employees are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the Company’s Benefits Committee (“Plan Administrator”) whose members comprise the Company's President, Vice President and Chief Financial Officer, Vice President - Human Resources, Vice President and Treasurer, Director of Benefits and others the President may appoint. The Plan also holds assets of certain defined contribution pension plans that were terminated in prior years and were merged into the Plan. Such assets include what is referred to as the “Pension Account” and “Predecessor Pension Rollover Account” and do not impact the general provisions of the Plan.
Contributions and Participant Accounts. Generally, a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount equal to from 1% to 50%, in whole percentages, of eligible compensation. Highly compensated employees of the Company, as defined by the Internal Revenue Code (“IRC”), were limited to contributing a maximum of 6% of their compensation through August 31, 2013. Effective September 1, 2013, the maximum contribution limit for highly compensated employees of the Company was raised to a maximum of 7% of their compensation. Effective October 1, 2013, the Plan also permits participants to make Roth 401(k) contributions to the Plan. Calendar year contribution amounts are subject to limits prescribed by the IRC. For both the 2014 and 2013 Plan Years, the IRC before-tax contribution limits were $17,500. A participant may increase, reduce or suspend his or her contributions at any time by contacting Fidelity Institutional Retirement Services Co. (“FIRSCO”).
The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRC and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age before the end of the calendar year and must be contributing the IRC or Plan limit. The maximum catch-up contribution for both the 2014 and 2013 Plan Years was $5,500. Catch-up contributions are not eligible for the Company matching contribution (as described below).
The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in Section 401(a) of the IRC or from a “rollover” individual retirement plan described in Section 408 of the IRC, but only if the deposit qualifies as a tax free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions.

Generally, the Company shall contribute to the Plan an amount equal to 100% of contributions made by each eligible participant for each payroll period up to a total of 5% of the participant’s eligible compensation for each such payroll period. A participant generally will be eligible to receive matching contributions after he or she has completed a year of service as defined in the Plan document.
The Company, at its discretion, may also make profit-sharing contributions for each Plan year, out of its net profits, as shall be determined by its Board of Directors, in its sole discretion, to all eligible participants. No such amounts were contributed to the Plan in respect of the 2014 Plan Year or the 2013 Plan Year.
All contributions are invested in accordance with participant investment elections in effect on the dates of the contributions.
A participant will at all times be fully (100%) vested in the portion of his or her account attributable to the following sources: (i) Predecessor Account; (ii) Predecessor Pension Rollover Account; (iii) Rollover/Dollar Builder Account; (iv) Rollover ESOP Account; (v) Salary Deferral Account; (vi) Voluntary Participant Contribution Account; (vii) After-Tax Rollover Account; (viii) All Star Matching Contribution Account; (ix) the All Star Rollover Account; and (x) Heritage Accounts, each as defined in the Plan document. A participant is vested in the portion of his or her account attributable to Company contributions as follows: 25% after two years of service; 50% after three years of service; 75% after four years of service; and 100% after five years of service. In addition, a participant is fully vested in the portion of his or her account attributable to Employer contributions upon the attainment of normal retirement age (as defined in the Plan document), the attainment of early retirement age (as defined in the Plan document), total disability (as defined in the Plan document) or death while in the employ of the Company or an affiliated company. For Plan purposes, a participant will attain normal retirement age on his or her 65th birthday and the fifth anniversary of his or her date of

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

hire with the Company or an affiliate, if later. A participant will attain early retirement age on or after his or her attainment of age 55 and the completion of 10 years of service with the Company or an affiliate.
A participant who terminates employment before he or she is fully vested will forfeit nonvested amounts attributable to Employer contributions. These forfeited amounts remain in the Plan and are available to reduce future Company contributions or pay expenses incurred in the administration of the Plan. For the 2014 Plan Year, forfeitures of $439,637 were used to reduce Company contributions. For the 2013 Plan Year, forfeitures of $432,893 were used to reduce Company contributions. During the 2014 Plan Year and 2013 Plan Year, $587,484 and $736,068, respectively, were forfeited from participant accounts. As of December 31, 2014 and 2013, there were $611,711 and $459,873, respectively, of forfeitures remaining in the Plan.
Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock fund, collective trust funds and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. Generally, participants may transfer amounts between options at any time with no limit, except for the Brokerage Link option, where they are limited to investing up to 90% of their contributions with Brokerage Link and the remaining 10% must be invested in one of the plan’s other fund options. Participants may change their investment elections for future contributions at any time. The default investment fund under the Plan is the age appropriate Vanguard Target Retirement collective trust fund (based on an assumed retirement age of 65). Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflects certain administrative fees paid by Plan Participants to FIRSCO from Plan assets (see “Administrative Expenses” below). References to “Fidelity” in the table of trust investments below refer to investment funds managed by Fidelity Management & Research Company (“FMR”). References to “Vanguard” in the table of trust investments (Note 3) refer to investment funds managed by The Vanguard Group.
Distributions. The Plan benefit of a participant who terminates employment as a result of retirement, death or total disability, as defined by the Plan document, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. The Plan benefit of a participant who terminates employment for reasons other than retirement, death or total disability shall be equal to the proceeds of liquidation of the vested portion of his or her account.
Distributions will generally be made in the form of a lump sum. If the value of a participant’s account exceeds $1,000 and the participant is married, the participant’s Pension Account and Predecessor Pension Rollover Account may be distributed in the form of a joint and survivor annuity. Under a joint and survivor annuity, the participant will receive a monthly benefit for his or her lifetime and upon the participant’s death, the participant’s surviving spouse, if any, will receive a monthly benefit equal to 50% of the benefit the participant was receiving. If the value of the participant’s account exceeds $1,000 and the participant is not married, the participant’s Pension Account and Predecessor Pension Rollover Account may be distributed in the form of a single life annuity. In lieu of a joint and survivor annuity or a single life annuity, a participant may generally elect to receive his or her Pension Account and Predecessor Pension Rollover Account in the form of (i) a lump sum; (ii) a single life annuity; (iii) a joint and survivor annuity with 50% or 100% of the participant’s monthly payments continuing, after the participant’s death, for the life of the participant’s beneficiary; or (iv) installments over 5 or 10 years, as elected by the participant. Any such election will be subject to spousal consent, if applicable.
Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her normal retirement age or age 70 1/2, unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant's benefit will be distributed in the month of May of the Plan Year after the participant becomes entitled to receive a distribution from the Plan.
Distributions must generally be made as soon as practicable after the participant reaches the normal retirement age but no later than April 1 of the Plan Year that follows the Plan Year in which the participant reaches age 70 1/2. A participant who continues to work past age 70 1/2 will receive a distribution upon termination of employment.

Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested portion of his or her account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant’s death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Death benefits are generally paid in the form of a lump sum. Death benefits payable to a spouse from the Pension Account and the Predecessor Pension Rollover Account are paid in the form of a single life annuity unless the spouse elects a lump sum distribution.
Withdrawals. Generally, a participant may withdraw at any time up to 100% of the balance of his or her account attributable to after-tax contributions which were previously permitted by the Plan. However, the withdrawal must be in an amount of at least $500. No more than one such withdrawal is permitted in any calendar year. Active employees who reach age 59 1/2 can elect, once a year, an in-service withdrawal in an amount that must be at least $1,000 or, if less, 100% of the account balance.
A participant may withdraw once per calendar year up to 100% of amounts attributable to participation in certain “predecessor plans” and rollover contributions from other Section 401(a) or individual retirement plan accounts. Such withdrawal must be at least $500 or, if less, the total value of the applicable account.
A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) only on account of financial hardship resulting from (i) medical expenses as defined in section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on or eviction from a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) payments for burial or funeral expenses of the participant’s parent, spouse, children or eligible dependents; or (vi) expenses for the repair of casualty loss damages on a primary residence due to a catastrophic event as defined in section 165 of the IRC. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need.
While a participant is still employed by the Company, withdrawals of amounts attributable to Company contributions, and post-1988 earnings on participant before-tax contributions, are not permitted.

Notes Receivable from Participants. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (i) 50% of a participant's Rollover Dollar Builder Account, After-Tax Rollover account and Salary Deferral Account less the amount of all loans outstanding at the time a new loan is made, or (ii) $50,000 less the highest balance of all loans outstanding during the prior twelve month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans plus 1%. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant's account is allocated in proportion to the value of the participant's salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Company. Other than the Plan fees described below, the Company paid for such expenses. During the periods covered by the financial statements, each active Plan account was assessed a quarterly recordkeeping fee as follows: $11.50 from January 1, 2013 through September 30, 2013; and $13.75 beginning October 1, 2013. This fee is automatically deducted in the month following the end of each quarter and remitted to FIRSCO. Loan administration fees are paid by Plan participants. Mutual fund and collective trust fund expenses are paid to fund managers from mutual fund or collective trust fund assets.
Plan Termination. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.
Plan Amendment. The Company may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations, or to correct errors or omissions in the Plan document, however, may be made by the AmeriGas Propane, Inc. Benefits Committee without Board approval.
Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant's interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Transfers of ServiceMark Employee Balances On October 13, 2014, the Company, pursuant to an Asset Sale and Purchase Agreement, purchased from UGI HVAC Enterprises, Inc., a second-tier, wholly owned subsidiary of UGI Corporation, a residential heating, ventilation, air conditioning, plumbing and related services business ("ServiceMark"). Effective with the acquisition of ServiceMark, the employees of ServiceMark became eligible to participate in the Plan. In addition, ServiceMark employees' balances in the UGI HVAC Enterprises, Inc., Savings Plan totaling $6,231,494, including notes receivable from participants of $93,169, were transferred to the Plan effective October 21, 2014 and invested in accordance with transfer provisions provided by the Plan. Such transfers are included on the 2014 Statement of Changes in Net Assets Available for Benefits as "Net transfers of participants' balances."

2.	Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Investment Valuation and Income Recognition. The Statements of Net Assets Available for Benefits reflect the Plan’s investments at their fair values except for the Plan’s investment in the Vanguard Retirement Savings Trust III (a common collective trust fund investment) which is stated at its fair value and adjusted to contract value (as further described below). Fidelity Brokerage Link accounts are reflected at their fair value of associated investments.
The Statements of Net Assets Available for Benefits reflects the Plan’s interests in the collective trust funds at their net asset values (“NAVs”) provided by the administrator of the funds. The NAVs are based upon the fair values of the underlying assets owned by the funds, minus their liabilities, and then divided by the number of shares outstanding. For the Vanguard Retirement Savings Trust III Fund such amount is then adjusted to contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The interest in the Vanguard Retirement Savings Trust III fund is included in the Statements of Changes in Net Assets Available for Benefits on a contract basis.
Dividend income is recorded on the record date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade date basis.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments that consists of realized gains or losses and unrealized appreciation (depreciation) in the fair value of those investments.
Distributions are made to Plan participants based upon the fair value of each participant's investment account (except for investments of the Vanguard Retirement Savings Trust III fund for which distributions are based upon contract value, and except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of distribution. Distributions to participants are recorded when paid.
Transfers of Participants’ Balances. Transfers of participant balances represent amounts transferred to or from the UGI Utilities, Inc. Savings Plan and the UGI HVAC Enterprises, Inc. Savings Plan (including the transfer of ServiceMark employee balances described above), which are affiliated plans.
Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowances for credit losses have been recorded as of December 31, 2014 and 2013.
Fair Value Measurements. The Plan performs fair value measurements in accordance with GAAP. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.
Risks and Uncertainties. The investments of the separate investment funds are subject to various risks including interest rate, credit and overall market volatility. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.	Trust Investments
The components of trust investments by fund at December 31, 2014 and 2013 are as follows:

	December 31,
	2014		2013
Mutual Funds:
Fidelity Spartan U.S. Bond Index Fund (shares -- 1,281,419 and 1,425,289, respectively)	$15,043,858		$16,191,288
Fidelity Growth Company Fund - Class K (shares -- 399,778 and 427,985, respectively)	52,658,780	*	51,234,032	*
Fidelity Spartan International Index Fund (shares -- 250,779 and 280,832, respectively)	9,334,001		11,421,420
Fidelity T. Rowe Price Equity Income Fund (shares -- 666,902 and 713,261, respectively)	21,874,380	*	23,423,505	*
Fidelity PIMCO Total Return Fund Institutional Class (shares -- 100,611 and 126,056, respectively)	1,072,512		1,347,538
Fidelity American Funds EuroPacific Growth Fund Class R-6 (shares -- 13,485 and 6,056, respectively)	635,001		296,914
Fidelity Royce Pennsylvania Mututal Fund Investment Class (shares -- 69,099 and 46,316, respectively)	898,284		682,238
Vanguard Institutional Index Fund (shares -- 151,548 and 161,867, respectively)	28,592,650	*	27,400,826	*
Vanguard Prime Money Market Fund (shares -- 14,553,719 and 15,018,595, respectively)	14,553,719		15,018,595
Vanguard Extended Market Index Fund (shares -- 303,811 and 321,514, respectively)	20,233,830	*	20,175,034	*
Total mutual funds	164,897,015		167,191,390

Assets in Fidelity Brokerage Link Account — various investments including registered investment company funds, money market funds and cash	3,019,293		2,494,531
Common Collective Trusts:
Vanguard Retirement Savings Trust III (shares -- 26,354,858 and 30,196,745, respectively)	27,515,344	*	31,569,947	*
Vanguard Target Retirement Income Trust II (shares -- 113,607 and 117,042, respectively)	3,380,957		3,295,915
Vanguard Target Retirement 2010 Trust II (shares -- 102,359 and 109,932, respectively)	2,814,886		2,852,723
Vanguard Target Retirement 2015 Trust II (shares -- 788,403 and 863,357, respectively)	21,673,192	*	22,257,354	*
Vanguard Target Retirement 2020 Trust II (shares -- 991,908 and 909,663, respectively)	26,880,702	*	22,996,292	*
Vanguard Target Retirement 2025 Trust II (shares -- 1,547,828 and 1,383,807, respectively)	41,125,801	*	34,290,731	*
Vanguard Target Retirement 2030 Trust II (shares -- 852,064 and 747,198, respectively)	22,136,635	*	18,104,615
Vanguard Target Retirement 2035 Trust II (shares -- 836,181 and 753,381, respectively)	21,723,993	*	18,254,418
Vanguard Target Retirement 2040 Trust II (shares -- 358,085 and 327,252, respectively)	9,471,343		8,070,023
Vanguard Target Retirement 2045 Trust II (shares -- 330,690 and 307,048, respectively)	8,740,150		7,568,732
Vanguard Target Retirement 2050 Trust II (shares -- 153,088 and 131,004, respectively)	4,066,005		3,244,962

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Vanguard Target Retirement 2055 Trust II (shares -- 9,832 and 684, respectively)	350,129		22,709
Vanguard Target Retirement 2060 Trust II (shares -- 3,953 and 58, respectively)	110,919		1,517
Total common collective trusts	189,990,056		172,529,938
UGI Common Stock Fund:
UGI Corporation Unitized Stock Fund (units -- 488,422 and 513,495, respectively)	34,184,668	*	26,409,062	*
Dividends receivable	191,502		173,238
Total UGI Common Stock fund	34,376,170		26,582,300
Total trust investments — fair value	$392,282,534		$368,798,159
Total trust investments — cost	$326,245,470		$319,898,248

*	Investment represents five percent or more of net assets available for benefits.
The net appreciation (depreciation) in fair value of investments during the years ended December 31, 2014 and 2013 by major investment category follows:

	Year Ended December 31,
	2014	2013
Mutual funds	$8,611,598	$47,910,565
Target Retirement collective trusts	10,276,273	2,125,624
UGI Common Stock Fund	9,151,441	5,578,776
Other	(1,254)	230,074
Total net appreciation in fair value	$28,038,058	$55,845,039

In November 2013, the Plan's participation in the Target Retirement investment funds comprising registered investment company mutual funds was discontinued and the Plan added Target Retirement fund options comprising collective trust funds with investment objectives identical to the former Target Retirement mutual funds. The Target Retirement collective trust fund options have expense ratios that are lower than the former Target Retirement mutual funds. All existing balances in the Target Retirement mutual funds were transferred to the corresponding Target Retirement collective trust funds as of November 22, 2013.

The UGI Common Stock Fund invests principally in shares of UGI Corporation Common Stock. Participants in the fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in the fund that invests in such shares and temporary cash investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will be given priority over exchanges with other funds.

Beginning in October 2012, the Plan trustee began purchasing shares of UGI Corporation Common Stock on the open market rather than purchasing such shares directly from UGI Corporation.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

4.	Accounting Standard Not Yet Adopted

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07") . ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan Administrator is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

5.	Fair Value Measurements

The Plan performs fair value measurements in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification 820, Fair Value Measurement, are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

•
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014:

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

UGI Common Stock Fund: Consist principally in shares of UGI Corporation Common Stock as well as temporary cash investments. UGI Common Stock in the fund is valued at the closing price reported on the active market on which the individual securities are traded.

Brokerage Link: Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Common collective trust funds: Valued at the net asset value (NAV) of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair value of the underlying investments held by the funds less their liabilities. This practical expedient is not used when it is determined to be probable that the funds will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

As previously mentioned, at December 31, 2014 and 2013 the Plan held investments in Vanguard Target Retirement Trusts ("Vanguard Trusts"). The Vanguard Trusts are common collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund and Vanguard Short-Term Inflation-Protected Securities Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings through its mutual fund holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds, international bonds as well as inflation-protected and mortgage-backed securities.
The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts. As the Vanguard Trusts are not directly quoted in active markets, the values of the Vanguard Trusts are classified as Level 2 in the fair value table below.

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2014 and 2013:

	December 31, 2014
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Bond mutual funds	$16,116,370	$—	$—	$16,116,370
Equity mutual funds	134,226,926	—	—	134,226,926
Money market mutual fund	14,553,719	—	—	14,553,719
Total mutual funds	164,897,015	—	—	164,897,015
UGI Common Stock fund	34,376,170	—	—	34,376,170
Brokerage Link	3,019,293	—	—	3,019,293
Common collective trusts	—	189,990,056	—	189,990,056
Total investments measured at fair value	$202,292,478	$189,990,056	$—	$392,282,534

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

	December 31, 2013
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Bond mutual funds	$17,538,826	$—	$—	$17,538,826
Equity mutual funds	134,633,969	—	—	134,633,969
Money market mutual fund	15,018,595	—	—	15,018,595
Total mutual funds	167,191,390	—	—	167,191,390
UGI Common Stock fund	26,582,300	—	—	26,582,300
Brokerage Link	2,494,531	—	—	2,494,531
Common collective trust	—	172,529,938	—	172,529,938
Total investments measured at fair value	$196,268,221	$172,529,938	$—	$368,798,159

Fair Value of Investments in Entities that Use Net Asset Value

The following table summarizes investments comprising collective trust funds measured at fair value based on net asset value (NAV) per share as of December 31, 2014 and 2013:

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Stable Value Collective Trusts:
Vanguard Retirement Savings Trust III	$27,515,344	n/a	Daily	30 days
Target Retirement Collective Trusts:
Vanguard Target Retirement Income Trust II	$3,380,957	n/a	Daily	30 days
Vanguard Target Retirement 2010 Trust II	$2,814,886	n/a	Daily	30 days
Vanguard Target Retirement 2015 Trust II	$21,673,192	n/a	Daily	30 days
Vanguard Target Retirement 2020 Trust II	$26,880,702	n/a	Daily	30 days
Vanguard Target Retirement 2025 Trust II	$41,125,801	n/a	Daily	30 days
Vanguard Target Retirement 2030 Trust II	$22,136,635	n/a	Daily	30 days
Vanguard Target Retirement 2035 Trust II	$21,723,993	n/a	Daily	30 days
Vanguard Target Retirement 2040 Trust II	$9,471,343	n/a	Daily	30 days
Vanguard Target Retirement 2045 Trust II	$8,740,150	n/a	Daily	30 days
Vanguard Target Retirement 2050 Trust II	$4,066,005	n/a	Daily	30 days
Vanguard Target Retirement 2055 Trust II	$350,129	n/a	Daily	30 days
Vanguard Target Retirement 2060 Trust II	$110,919	n/a	Daily	30 days

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Stable Value Collective Trusts:
Vanguard Retirement Savings Trust III	$31,569,947	n/a	Daily	30 days
Target Retirement Collective Trusts:
Vanguard Target Retirement Income Trust II	$3,295,915	n/a	Daily	30 days
Vanguard Target Retirement 2010 Trust II	$2,852,723	n/a	Daily	30 days
Vanguard Target Retirement 2015 Trust II	$22,257,354	n/a	Daily	30 days
Vanguard Target Retirement 2020 Trust II	$22,996,292	n/a	Daily	30 days
Vanguard Target Retirement 2025 Trust II	$34,290,731	n/a	Daily	30 days
Vanguard Target Retirement 2030 Trust II	$18,104,615	n/a	Daily	30 days
Vanguard Target Retirement 2035 Trust II	$18,254,418	n/a	Daily	30 days
Vanguard Target Retirement 2040 Trust II	$8,070,023	n/a	Daily	30 days
Vanguard Target Retirement 2045 Trust II	$7,568,732	n/a	Daily	30 days
Vanguard Target Retirement 2050 Trust II	$3,244,962	n/a	Daily	30 days
Vanguard Target Retirement 2055 Trust II	$22,709	n/a	Daily	30 days
Vanguard Target Retirement 2060 Trust II	$1,517	n/a	Daily	30 days

6.	Federal Income Tax Status
On October 11, 2011, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan in effect as of September 19, 2011 under Section 401(a) of the IRC. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Company contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

AMERIGAS PROPANE, INC.
SAVINGS PLAN

EIN # 23-2786294, PLAN # 002
Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2014
	Number of Shares or Principal		Current
Name of Issuer and Title of Issue	Amount	Cost	Value
Mutual Funds:
Fidelity Spartan U.S. Bond Index Fund (1)	1,281,419 shrs	$14,962,704	$15,043,858
Fidelity Growth Company Fund - Class K(1)	399,778 shrs	38,362,759	52,658,780
Fidelity Spartan International Index Fund (1)	250,779 shrs	8,372,382	9,334,001
Fidelity T. Rowe Price Equity Income Fund (1)	666,902 shrs	17,110,645	21,874,380
Fidelity PIMCO Total Return Fund Institutional Class (1)	100,611 shrs	1,118,189	1,072,512
Fidelity American Funds EuroPacific Growth Fund Class R-6 (1)	13,485 shrs	627,776	635,001
Fidelity Royce Pennsylvania Mututal Fund Investment Class (1)	69,099 shrs	953,294	898,284
Vanguard Institutional Index Fund	151,548 shrs	18,989,192	28,592,650
Vanguard Prime Money Market Fund	14,553,719 shrs	14,553,719	14,553,719
Vanguard Extended Market Index Fund	303,811 shrs	13,335,021	20,233,830
Total Mutual Funds		128,385,681	164,897,015
Assets in Fidelity Brokerage Link Accounts (1)	Various investments including registered investment company funds, money market funds and cash	2,742,346	3,019,293
Common Collective Trusts:
Vanguard Retirement Savings Trust III (3)	26,354,858 shrs	26,354,858	26,354,858
Vanguard Target Retirement Income Trust II	113,607 shrs	3,208,649	3,380,957
Vanguard Target Retirement 2010 Trust II	102,359 shrs	2,668,170	2,814,886
Vanguard Target Retirement 2015 Trust II	788,403 shrs	20,257,315	21,673,192
Vanguard Target Retirement 2020 Trust II	991,908 shrs	25,057,289	26,880,702
Vanguard Target Retirement 2025 Trust II	1,547,828 shrs	38,258,175	41,125,801
Vanguard Target Retirement 2030 Trust II	852,064 shrs	20,551,338	22,136,635
Vanguard Target Retirement 2035 Trust II	836,181 shrs	20,113,993	21,723,993
Vanguard Target Retirement 2040 Trust II	358,085 shrs	8,773,473	9,471,343
Vanguard Target Retirement 2045 Trust II	330,690 shrs	8,088,960	8,740,150
Vanguard Target Retirement 2050 Trust II	153,088 shrs	3,783,921	4,066,005
Vanguard Target Retirement 2055 Trust II	9,832 shrs	340,041	350,129
Vanguard Target Retirement 2060 Trust II	3,953 shrs	106,178	110,919
		177,562,360	188,829,570
UGI Common Stock Fund (1):
UGI Corporation Unitized Stock Fund	488,422 units	17,363,581	34,184,668
Dividends receivable	$191,502	191,502	191,502
		17,555,083	34,376,170
Participant Loans:
Loan principal outstanding (3.25% – 10.00%) (1) (2)		11,162,134	11,162,134
Total — all funds		$337,407,604	$402,284,182

(1)	Party in interest.

(2)	Range of interest rates for loans outstanding as of December 31, 2014.

(3)	Contract value.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AmeriGas Propane, Inc. Savings Plan

Date June 26, 2015	By:	/s/ Andrew Rosa
	Name:	Andrew Rosa
	Title:	Director of Human Resources, Benefits
and Workforce Health of AmeriGas Propane, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Morison Cogen LLP